SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Great Wolf Resorts, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

391523107
(CUSIP Number)

Hovde Capital Advisors LLC
1826 Jefferson Place, N.W.
Washington, D.C. 20036
Attn: Richard J. Perry, Jr., Esq.
(202) 822-8117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

May 9, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 391523107

1.	Names of reporting persons: Eric D. Hovde

2.	Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.	SEC Use Only:

4.	Source of funds (see instructions): AF/PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 59,671 Shares

8.	Shared voting power: 1,671,303 Shares

9.	Sole dispositive power: 59,671 Shares

10.	Shared dispositive power: 1,671,303 Shares

11.	Aggregate amount beneficially owned by each reporting person: 1,730,974 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.	Percent of class represented by amount in row (11): 5.6%

14.	Type of reporting person (see instructions): IN (Individual)

CUSIP No: 391523107

1.	Names of reporting persons: Richard J. Perry, Jr.

2.	Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.	SEC Use Only:

4.	Source of funds (see instructions): AF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 1,666,478 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 1,666,478 Shares

11.	Aggregate amount beneficially owned by each reporting person: 1,666,478 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.	Percent of class represented by amount in row (11): 5.4%

14.	Type of reporting person (see instructions): IN (Individual)

CUSIP No: 391523107

1.	Names of reporting persons: Steven D. Hovde

2.	Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.	SEC Use Only:

4.	Source of funds (see instructions): AF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 28,140 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 28,140 Shares

11.	Aggregate amount beneficially owned by each reporting person: 28,140 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.	Percent of class represented by amount in row (11): 0.1%

14.	Type of reporting person (see instructions): IN (Individual)

CUSIP No: 391523107

1.	Names of reporting persons: Hovde Capital Advisors LLC

2.	Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.	SEC Use Only:

4.	Source of funds (see instructions): AF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 1,643,163 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 1,643,163 Shares

11.	Aggregate amount beneficially owned by each reporting person: 1,643,163 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.	Percent of class represented by amount in row (11): 5.3%

14.	Type of reporting person (see instructions): IA (Investment Advisor)

CUSIP No: 391523107

1.	Names of reporting persons: Financial Institution Partners, L.P.

2.	Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.	SEC Use Only:

4.	Source of funds (see instructions): WC

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 630,156 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 630,156 Shares

11.	Aggregate amount beneficially owned by each reporting person: 630,156 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.	Percent of class represented by amount in row (11): 2.0%

14.	Type of reporting person (see instructions): PN (Partnership)

CUSIP No: 391523107

1.	Names of reporting persons: Financial Institution Partners, Ltd.

2.	Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.	SEC Use Only:

4.	Source of funds (see instructions): WC

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or place of organization: Place of Organization – Cayman Islands, BWI

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 307,570 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 307,570 Shares

11.	Aggregate amount beneficially owned by each reporting person: 307,570 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.	Percent of class represented by amount in row (11): 1.0%

14.	Type of reporting person (see instructions): CO (Corporation)

CUSIP No: 391523107

1.	Names of reporting persons: Financial Institution Partner III, L.P.

2.	Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.	SEC Use Only:

4.	Source of funds (see instructions): WC

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 331,835 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 331,835 Shares

11.	Aggregate amount beneficially owned by each reporting person: 331,835 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.	Percent of class represented by amount in row (11): 1.1%

14.	Type of reporting person (see instructions): PN (Partnership)

CUSIP No: 391523107

1.	Names of reporting persons: Financial Institution Partner IV, L.P.

2.	Check the appropriate box if a member of a group (see instructions): (a) [X], (b) [ ]

3.	SEC Use Only:

4.	Source of funds (see instructions): WC

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or place of organization: Place of Organization – State of Delaware

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0 Shares

8.	Shared voting power: 72,527 Shares

9.	Sole dispositive power: 0 Shares

10.	Shared dispositive power: 72,527 Shares

11.	Aggregate amount beneficially owned by each reporting person: 72,527 Shares

12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X] FN1

13.	Percent of class represented by amount in row (11): 0.2%

14.	Type of reporting person (see instructions): PN (Partnership)

FN 1.  This Schedule 13D is being filed by the Reporting Persons (as defined below) with respect to 1,734,974 shares (the “Reported Shares”) of common stock of Great Wolf Resorts, Inc., par value $0.01 (the “Shares”), which constitutes approximately 5.6% of the issued and outstanding Shares.  For purposes hereof, the term “Reporting Persons” means Eric D. Hovde, a citizen of the United States (“EDH”), Richard J. Perry, Jr., a citizen of the United States (“RJP”), Steven D. Hovde, a citizen of the United States (“SDH”), Hovde Capital Advisors LLC, a Delaware limited liability company (the “Investment Manager”), Financial Institution Partners, L.P., a Delaware limited partnership (“FIP LP”), Financial Institution Partners, Ltd., a Cayman Islands exempted company (“FIP LTD”), Financial Institution Partners III, L.P., a Delaware limited partnership (“FIP III”), and Financial Institution Partners IV, L.P., a Delaware limited partnership (“FIP IV”).  EDH and RJP are the managing members of the Investment Manager, each of the General Partners of FIP LP, FIP III, and FIP IV, and the Management Company of FIP LTD.  The Investment Manager provides investment management services to FIP LP, FIP LTD, FIP III and FIP IV.  In addition, EDH, SDH, and RJP are trustees of the Eric D. and Steven D. Hovde Foundation, an irrevocable trust (the “Foundation”), and EDH and SDH are trustees of the Hovde Financial, Inc. Profit Sharing Plan and Trust, an employee benefits plan (the “Plan”).  Further, RJP is the trustee of each of the Britta Ann Hovde Trust, an irrevocable trust (“BAHT”), and the Carlin Christine Tucker Trust, an irrevocable trust (“CCTT”).   Except for 301,075 Shares which are directly beneficially owned by a separate account managed by the Investment Manager (the “SMA”), the direct beneficial owners of the Reported Shares as follows:

EDH: 59,671 Shares;

FIP LP: 630,156 Shares;

FIP LTD: 307,570Shares;

FIP III: 331,835 Shares;

FIP IV: 72,527 Shares;

The Foundation: 19,315 Shares;

The Plan: 8,825 Shares;

BAHT: 2,000 Shares; and

CCTT: 2,000 Shares.

In addition to the foregoing, due to the positions described above, the following Reporting Persons may be deemed to have beneficial ownership over the Reported Shares as follows:  As managing members of the Investment Manager, which provides investment management services to FIP LP, FIP LTD, FIP III, FIP IV and the SMA, EDH and RJP may be deemed to have beneficial ownership over those Shares directly owned by FIP LP, FIP LTD, FIP III, FIP IV, and the SMA.  As trustees of the Plan, EDH and SDH may be deemed to have beneficial ownership over those Reported Shares directly owned by the Plan.  As trustees of the Foundation, EDH, SDH and RJP may be deemed to have beneficial ownership over those Reported Shares directly owned by the Foundation.  As trustee of BAHT and CCTT, RJP may be deemed to have beneficial ownership over those Reported Shares directly owned by BAHT and CCTT.

Further, due to the positions described above, certain of the Reporting Persons disclaim, and have not reported in Item 12 of the cover pages of this Schedule 13D, beneficial ownership over certain of the Reported Shares as follows:  FIP LP disclaims beneficial ownership over all of the Reported Shares, except 630,156 of such Reported Shares, which it owns directly; FIP LTD disclaims beneficial ownership over all of the Reported Shares, except 307,570 of such Reported Shares, which it owns directly; FIP III disclaims beneficial ownership over all of the Reported Shares, except 331,835 of such Reported Shares, which it owns directly; FIP IV disclaims beneficial ownership over all of the Reported Shares, except 72,527 of such Reported Shares, which it owns directly; SDH disclaims beneficial ownership over all of the Reported Shares, except 28,140 of such Reported Shares, which are directly owned by the Foundation and the Plan; HCA disclaims beneficial ownership over all of the Reported Shares, except 1,643,163 of such Reported Shares, which are owned directly by FIP LP, FIP LTD, FIP III, FIP IV, and the SMA; RJP disclaims beneficial ownership over 68,496 Reported Shares, which are directly owned by EDH and the Plan; and EDH disclaims beneficial ownership over 4,000 Reported Shares, which are directly owned by BAHT and CCTT.

Introduction

This statement amends, by restating Items 3, 4, 5, and 7, the Schedule 13D filed by Eric D. Hovde on October 9, 2007, which was subsequently amended on January 22, 2008, February 4, 2008, and March 13, 2008 (as amended, the “Schedule 13D”), with respect to shares of common stock of Great Wolf Resorts, Inc. (the “Issuer”), par value $0.01 per share (the “Shares”).    Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

With respect to the 1,734,974 Shares referred to in this Schedule 13D, which may be deemed to be beneficially owned by the Reporting Persons (the “Reported Shares”), the Direct Owners directly beneficially own the Reported Shares and used that amount of working capital, or if individuals, personal funds, to acquire the Reported Shares as set forth below.  For purposes hereof, the term “Direct Owners” shall mean the Funds, the Foundation, the Plan, BAHT, CCTT, EDH, and a separate account managed by the Investment Manager (the “SMA”).

EDH: 59,671 Shares; $1,014,407

The Foundation: 19,315 Shares; $202,614

The Plan: 8,825 Shares; $92,574

The SMA: 301,075 Shares; $4,479,331

FIP LP: 630,156 Shares; $7,069,993

FIP LTD: 307,570 Shares; $2,840,061

FIP III: 331,835 Shares; and $3,714,431

FIP IV: 72,527 Shares; $847,811

BAHT: 2,000 Shares; $19,561

CCTT: 2,000 Shares; $19,561

None of the Direct Owners used borrowed funds to acquire the Reported Shares.

Item 4.  Purpose of Transaction

As previously reported in the Schedule 13D, on January 30, 2008, the Reporting Persons caused to be provided to the Issuer written notice (the “Notice”), as required under Article II, Section 10 of the Amended and Restated Bylaws of the Issuer, of the Reporting Persons’ intent to nominate three individuals (the “Nominees”) for election to the Issuer’s Board of Directors (the “Board”) at the 2008 annual meeting of stockholders of the Issuer (including any adjournment, postponement or rescheduling thereof, the “2008 Annual Meeting”).  Subsequently, the Reporting Persons effected certain filings with the Securities and Exchange Commission disclosing such intent, including, on April 8, 2008, a Preliminary Schedule 14A for purposes of soliciting proxies to elect the Reporting Persons’ nominees at the 2008 Annual Meeting (any such solicitation, the “Proxy Solicitation”).

On May 9, 2008, the Company and the Reporting Persons entered into an agreement, a copy of which is attached hereto as Exhibit C (the “Standstill Agreement”), whereby the Company agreed to nominate, solicit proxies for, and vote in favor of Eric D. Hovde, Richard T. Murray III, and another individual reasonably acceptable to the Reporting Persons for election to the Board at the 2008 Annual Meeting.  Pursuant to the Standstill Agreement, and provided that the Company complies with the terms thereof, the Reporting Persons agreed to terminate the Proxy Solicitation.

Item 5.  Interest in Securities of the Issuer.

(a)

The Reporting Persons may be deemed to beneficially own 1,734,974 Shares, which represents 5.6% of the issued and outstanding Shares, assuming there are 30,849,068 Shares issued and outstanding as of the date hereof, which amount was reported in the Issuer’s Form 10-K for the period ended December 31, 2007.  Due to the positions described above, the Reporting Persons may be deemed to beneficially own, and may share or have sole power to vote, direct the vote, dispose of, or direct the disposition of, certain of the Reported Shares as follows:

Reporting Person	Shares Beneficially Owned	Percent of Outstanding	Sole Power	Shared Power

EDH	1,730,974 Shares	5.6	59,671 Shares	1,671,303 Shares
SDH	28,140 Shares	0.1	-	28,140 Shares
RJP	1,666,478 Shares	5.4	-	1,666,478 Shares
Investment Manager	1,643,163 Shares	5.4	-	1,643,163 Shares
FIP LP	630,156 Shares	2.0	-	630,156 Shares
FIP LTD	307,570 Shares	1.0	-	307,570 Shares
FIP III	331,835 Shares	1.1	-	331,835 Shares
FIP IV	72,527 Shares	0.2	-	72,527 Shares

(b)

See Item 5(a) above.

(c)

Since the last amendment to this Schedule 13D on March 13, 2008, one crossing transaction involving the Shares was effected among the Investment Manager’s clients in order to rebalance such clients’ portfolios as a result of capital flows from contributions and withdrawals made by such clients’ investors.  Specifically, on April 2, 2008, FIP IV, SMA, and FIP III sold 3,930, 71,427, and 54 Shares, respectively, and FIP LP and FIP LTD purchased 19,572 and 55,841 Shares, respectively.  Such transaction was effected at a price of $6.82 per Share.  The number of Shares beneficially owned by the Investment Manager did not change as a result of this transaction.

(d)

No persons (other than the Direct Owners) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares.

(e)

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A –

Joint Filing Agreement, dated March 13, 2008 (Filed March 13, 2008).

Exhibit B –

14a-12 filing of the Reporting Persons, filed March 13, 2008 (Filed March 13, 2008).

Exhibit C –

Standstill Agreement, dated May 9, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2008	ERIC D. HOVDE

Signed: /s/ Eric D. Hovde

RICHARD J. PERRY, JR.

Signed: /s/ Richard J. Perry, Jr.

STEVEN D. HOVDE

Signed: /s/ Steven D. Hovde

HOVDE CAPITAL ADVISORS LLC

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, L.P.

By: Hovde Capital IV, LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS, LTD.

Signed: /s/ Eric D. Hovde
Title: Director

FINANCIAL INSTITUTION PARTNERS III, L.P.

By: Hovde Capital, Ltd.
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS IV, L.P.

By: Hovde Capital Limited IV LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

Exhibit C

STANDSTILL AGREEMENT

This Agreement, dated as of May 9, 2008 (the “Agreement”), is by and among Great Wolf Resorts, Inc., a Delaware corporation (the “Company”), and the other parties signatory hereto (collectively, the “Hovde Investors”).

WHEREAS, prior to the date hereof the Hovde Investors, together with certain related parties, (i) delivered a letter (the “Nomination Letter”) to the Company, dated as of January 30, 2008, nominating (the “Hovde Nomination”) three individuals for election to the Board of Directors of the Company (the “Board”) and (ii) filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) related to the matters set forth in the Nomination Letter;

WHEREAS, the Company and the Hovde Investors have agreed that it is in their mutual interests to enter into this Agreement, which, among other things, terminates the pending proxy contest for the election of directors at the 2008 Annual Meeting (as defined below);

WHEREAS, the Company has agreed, at the request of the Hovde Investors, to increase the size of the Board from eight to nine members and to cause Eric D. Hovde and Richard T. Murray III (each, a “Hovde Investor Nominee”; together, and including any Replacement Hovde Nominee (as defined below), the “Hovde Investor Nominees”) to be appointed and elected to fill the two vacancies on the Board resulting from such increase;

WHEREAS, the Company has agreed, at the request of the Hovde Investors, in connection with the Company’s 2008 Annual Meeting of Stockholders (including any adjournment or postponement thereof in accordance with this Agreement, the “2008 Annual Meeting”), to nominate for election as a member of the Board, and recommend that the stockholders vote to elect as a director of the Company, each of the Hovde Investor Nominees; and

WHEREAS, the Board has agreed that, without further increasing the size of the Board, it will take such action as may be necessary to ensure that Beth May (Ms. May) or such other person reasonably acceptable to the Hovde Investors (the “Third Nominee”) will also be nominated for election at the 2008 Annual Meeting as a member of the Board whose term shall expire at the Company’s 2009 Annual Meeting of Stockholders;

WHEREAS, provided the Company is not in breach of this Agreement, the Hovde Investors desire to withdraw their Nomination Letter and to refrain from submitting any director nominations and to vote for the election of the Company’s nominees for directors at the 2008 Annual Meeting.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1

Defined Terms. For purposes of this Agreement:

(a)

The term “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)

The terms “beneficial owner” and “beneficially own” have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act except that a person will also be deemed to beneficially own and to be the beneficial owner of all shares of capital stock of the Company which such person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional.

(c)

The term “Restricted Period” means the period from the date of this Agreement through the date that is 30 days prior to the first day of the notice period specified in the Company’s advance notice bylaw (Section 10 of Article 2 of the Company’s Bylaws) applicable to the Company’s 2009 Annual Meeting of Stockholders; provided, that the Hovde Investors may terminate the Restricted Period at any time by written notice to the Company if (i) the Company refuses to grant its consent to a Replacement Hovde Nominee as provided in clause (ii) to Section 2.1(c) within ten days following the request therefor, (ii) the Hovde Investor Nominees are removed from the Board pursuant to Section 2.1(i) hereof, or (iii) there is a material breach of this Agreement by the Company that is not cured by the Company within ten days of the date on which the Hovde Investors provide the Company with notice of such breach.

Section 1.2

Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

ARTICLE II
COVENANTS

Section 2.1

Board of Directors, Annual Meeting and Related Matters.

(a)

Board Expansion.  Following the date hereof but prior to the 2008 Annual Meeting, the Company shall increase the size of the Board from eight to nine directors.

(b)

2008 Annual Meeting. The Company shall use all reasonable best efforts to cause the 2008 Annual Meeting to be held and the election of directors thereat to be conducted on the scheduled date of May 28, 2008 and shall not delay or postpone such meeting date or election, unless a quorum is not obtained, in which case as promptly thereafter as practicable; provided, however, in the event the election of directors at the 2008 Annual Meeting does not occur on May 28, 2008, then, not later than May 28, 2008, the Company shall appoint and elect the Hovde Investor Nominees to the Board as the first matter of business to be conducted at a meeting of the Board on such date to enable the Hovde Investor Nominees to fully participate thereafter in such meeting.

(c)

Replacement Directors.  If at any time during the Restricted Period any Hovde Investor Nominee refuses to serve, or is unable or unwilling to serve as a director of the Company as a result of such Hovde Investor Nominee’s death, incapacity, or otherwise, but specifically excluding failure to be elected at the 2008 Annual Meeting, then the Hovde Investors shall be entitled to designate another individual as a replacement Hovde Investor Nominee subject to the consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned (any such replacement Hovde Investor Nominee, a “Replacement Hovde Nominee”), and such Replacement Hovde Nominee shall be deemed a Hovde Investor Nominee for all purposes of this Agreement; provided, however, that the Company’s objection to a proposed Replacement Hovde Nominee shall be deemed reasonable if, among other reasonable bases for objection, (i) such individual is an officer or director of a company or organization which derives more than twenty (20%) percent of its revenues or profits, on a consolidated basis, from the development, ownership, management or licensing of hotels, resorts, motels, theme parks, water parks, or similar hospitality or entertainment-oriented enterprise, and (ii) such individual does not meet all other criteria for board membership as established by the Board’s Nominating and Governance Committee applicable to all directors generally.  In proposing an individual as a Replacement Hovde Nominee pursuant to the immediately preceding sentence, the Hovde Investors shall provide the Company with such information regarding such individual as would be required to nominate such individual as a director pursuant to Section 10 of Article 2 of the Company’s Bylaws.  In the event of the death, resignation or retirement from the Board of any Hovde Investor Nominee during the Restricted Period, the Board shall, as promptly thereafter as practicable, cause such Hovde Investor Nominee to be replaced with a Replacement Hovde Nominee.

(d)

Committees of the Board.  Concurrently with the appointment and election of the Hovde Investor Nominees pursuant to Section 2.1, and throughout the Restricted Period, the Board shall ensure that at least one Hovde Investor Nominee or Replacement Hovde Nominee shall be a member of at least two of the existing three committees of the Board and of any additional committee and subcommittee of the Board that may be created subsequent to the date hereof; provided, however, that any such Hovde Investor Nominee or Replacement Hovde Nominee meets any criteria for such position as required by NASDAQ rules or rules and regulations established by the SEC.

(e)

Nomination of New Directors.  The Company agrees that at the 2008 Annual Meeting, the Board will:

(1)

nominate each of the Hovde Investor Nominees and the Third Nominee as a director of the Company whose term shall expire at the Company’s 2009 Annual Meeting of Stockholders; and

(2)

solicit proxies for and vote in favor of the Hovde Investor Nominees and the Third Nominee at the 2008 Annual Meeting.

(f)

Efforts.  The Company shall use all reasonable best efforts to ensure that each of the Hovde Investor Nominees and the Third Nominee is elected by the stockholders at the 2008 Annual Meeting.

(g)

Role of Hovde Investor Nominees.  Each of the Hovde Investor Nominees, upon election to the Board, will be governed by the same protections and obligations regarding confidentiality, conflicts of interests, fiduciary duties, trading and disclosure policies and other governance guidelines (it being understood that such policies shall not restrict the activities of the Hovde Investors other than any Hovde Investor Nominee) and shall have the same rights and benefits, including with respect to insurance, indemnification, compensation and fees, as are applicable to all independent directors of the Company.

(h)

Proxy Solicitation Materials.  The Company and the Board agree that the Company’s Proxy Statement and proxy cards for the 2008 Annual Meeting and all other solicitation materials to be delivered to stockholders in connection with the 2008 Annual Meeting (excepting any materials delivered prior to the date hereof) shall be prepared in accordance with, and in furtherance of, this Agreement.  The Company will provide the Hovde Investors with copies of any portion of proxy materials or other solicitation materials that contain statements relating to the Hovde Investors, the Hovde Investor Nominees or this Agreement a reasonable period (and, in any event, at least one business day) in advance of filing such materials with the SEC or disseminating the same in order to permit the Hovde Investors a reasonable opportunity to review and comment on such materials.  The Hovde Investors will provide, as promptly as reasonably practicable, all information relating to the Hovde Investor Nominees (and other information, if any) to the extent required under applicable law to be included in the Company’s Proxy Statement and any other solicitation materials to be delivered to stockholders in connection with the 2008 Annual Meeting. The Company’s Proxy Statement for the 2008 Annual Meeting shall contain the same type and tenor of information concerning the Hovde Investor Nominees as provided for the Company’s other director nominees.

 (i)

Stock Ownership.  If at any time during the Restricted Period the Hovde Investors together with their Affiliates fail to collectively beneficially own at least 60% of the number of shares of the Company they beneficially owned as of the date hereof, the Hovde Investors shall cause one Hovde Investor Nominee selected by the Hovde Investors to promptly tender his resignation from the Board.  If at any time during the Restricted Period the Hovde Investors together with their Affiliates fail to collectively beneficially own at least 40% of the number of shares of the Company they beneficially owned as of the date hereof, the Hovde Investors shall cause each Hovde Investor Nominee to promptly tender his resignation from the Board.

Section 2.2

Voting Provisions.  In connection with the 2008 Annual Meeting, subject to the full compliance by the Company of this Agreement, the Hovde Investors, together with their respective Affiliates, will cause all shares of Common Stock, $0.01 par value, of the Company (the “Common Stock”) for which they have the right to vote as of the record date for the 2008 Annual Meeting to be present for quorum purposes and to be voted at such meeting or at any adjournments or postponements thereof, (a) in favor of each director nominated and recommended by the Board for election at such meeting and (b) against any stockholder nominations for director which are not approved and recommended by the Board for election at such meeting.

Section 2.3

Other Actions by the Hovde Investors.  Each of the Hovde Investors agrees that, subject to the full compliance by the Company of this Agreement, in connection with the 2008 Annual Meeting and regarding nominees for director of the Company, neither it nor any of its Affiliates will, without the written consent of the Company, directly or indirectly solicit proxies or written consents of stockholders or make any shareholder proposals.

Section 2.4

Additional Undertakings by the Hovde Investors.  By executing this Agreement, subject to the full compliance by the Company of this Agreement, the Hovde Investors hereby irrevocably withdraw their Nomination Letter and agree to terminate the pending proxy contest with respect to the election of directors at the 2008 Annual Meeting.

Section 2.5

Publicity. Promptly after the execution of this Agreement, the Company and the Hovde Investors will issue a joint press release in the form attached hereto as Schedule B.

ARTICLE III
OTHER PROVISIONS

Section 3.1

Representations and Warranties.

(a)

Representations and Warranties of the Company.  The Company hereby represents and warrants that (i) this Agreement and the performance by the Company of its obligations hereunder (A) has been duly authorized, executed and delivered by it, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, (B) does not require the approval of the stockholders of the Company and (C) does not and will not violate any law, any order of any court or other agency of government, the Certificate of Incorporation of the Company, as amended, or the Bylaws of the Company, as amended, or any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument, (ii) attached hereto as Exhibit 1 is a true and complete copy of the Unanimous Written Consent of the Board approving this Agreement and appointing and electing the Hovde Investor Nominees to the Board, and (iii) as of the date hereof, there are only three committees of the Board and no subcommittees.

(b)

Representations and Warranties of the Hovde Investors.  Each of the Hovde Investors represents and warrants that this Agreement and the performance by each such Hovde Investor of its obligations hereunder (i) has been duly authorized, executed and delivered by such Hovde Investor, and is a valid and binding obligation of such Hovde Investor, enforceable against such Hovde Investor in accordance with its terms, (ii) does not require approval by any owners or holders of any equity interest in such Hovde Investor (except as has already been obtained) and (iii) does not and will not violate any law, any order of any court or other agency of government, the charter or other organizational documents of such Hovde Investor, as amended, or any provision of any agreement or other instrument to which such Hovde Investor or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such agreement or instrument.  Each Hovde Investor hereby further represents and warrants that, as of the date hereof, it is the beneficial owner of such number of shares of Common Stock as are set forth with respect to such Hovde Investor on Schedule A of this Agreement.

Section 3.2

Confidentiality.  The Company has no obligation to furnish Confidential Information to the Hovde Investors or its representatives by virtue of this Agreement except for Confidential Information provided to the Hovde Investor Nominees in their capacity as directors (and as nominees for director) of the Company.  Each of the Hovde Investors hereby acknowledges that it is aware that federal and state securities laws prohibit any person trading any security of the Company on the basis of material, non-public information received from or on behalf of the Company or from a source other than the Company known by you to be bound by a fiduciary relationship with the Company or by a confidentiality agreement with or other contractual obligation of confidentiality to the Company or another party or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to trade in such securities. Each of the Hovde Investors agrees to comply with such laws.  The term “Confidential Information” shall mean any information that is confidential to the Company; provided that Confidential Information will not include information which (i) becomes lawfully available to the public other than as a result of a disclosure by the Hovde Investors or its representatives, (ii) was lawfully available to the Hovde Investors on a non-confidential basis prior to its disclosure to the Company or its representatives by the Company or on its behalf or (iii) lawfully becomes available to the Hovde Investors on a non-confidential basis from a source other than the Company or the Company’s representatives or agents, provided that such source is not bound by a confidentiality agreement with the Company of which the Hovde Investors have been made aware.

Section 3.3

Remedies.

(a)

Each party hereto hereby acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties will be entitled to specific relief hereunder, including an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in Chancery Court (or other state court with subject matter jurisdiction) or federal court in the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

(b)

Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in Chancery Court (or other state court with subject matter jurisdiction) or federal court in the State of Delaware (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 3.5 will be effective service of process for any such action, suit or proceeding brought against any party in any such court.  Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the Chancery Court (or other state court with subject matter jurisdiction) or federal courts the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

Section 3.4

Entire Agreement.  This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

Section 3.5

Notices.  All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, immediately (a) if delivered personally or given by telecopy (which is confirmed) to the number provided in this subsection, or (b) within five business days after being mailed by registered or certified mail (or such shorter time if delivered by overnight carrier with evidence of delivery) at the address specified in this subsection:

if to the Company:	Great Wolf Resorts, Inc.
122 West Washington Avenue
Suite 600
Madison WI 53703
	Facsimile:	(608) 251-6800
	Attention:	General Counsel

with a copy to:	Michael Best & Friedrich LLP
100 East Wisconsin Avenue
Suite 3300
Milwaukee, WI 53202
	Facsimile:	(414) 277-0656
	Attention:	Geoffrey R. Morgan

if to the Hovde	Hovde Capital Advisors LLC
Investors:	1826 Jefferson Place, N.W.
Washington, D.C. 20036
	Facsimile:	(202) 775-8365
	Attention:	Richard J. Perry, Jr.

with a copy to:	Bingham McCutchen LLP
355 South Grand Avenue
Suite 4400
Los Angeles, CA 90071-3106
	Facsimile:	(213) 680-6499
	Attention:	David K. Robbins

Section 3.6

Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

Section 3.7

Further Assurances.  Each party agrees to take or cause to be taken such further actions, and to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be reasonably required or requested by the other party in order to effectuate fully the purposes, terms and conditions of this Agreement.

Section 3.8

Third-Party Beneficiaries.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, and nothing in this Agreement is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 3.9

Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  A facsimile copy of any executed counterpart hereof shall have the same legal effect as the original.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

GREAT WOLF RESORTS, INC.

By:	/s/ J. Michael Schroeder

Name:	J. Michael Schroeder

Title:	Corporate Secretary

HOVDE INVESTORS:

By:	/s/ Eric D. Hovde
Eric D. Hovde

By:	/s/ Richard J. Perry, Jr.
Richard J. Perry, Jr.

By:	/s/ Steven D. Hovde
Steven D. Hovde

Hovde Capital Advisors LLC

By:	/s/ Richard J. Perry, Jr.

Financial Institution Partners, L.P.

By:	/s/ Richard J. Perry, Jr.

Financial Institution Partners, Ltd.

By:	/s/ Richard J. Perry, Jr

Financial Institution Partners III, L.P.

By:	/s/ Richard J. Perry, Jr.

Financial Institution Partners IV, L.P.

By:	/s/ Richard J. Perry, Jr.

SCHEDULE A

As of May 9, 2008, the Hovde Investors together with their Affiliates collectively beneficially own an aggregate of 1,734,974 shares of Common Stock. The beneficial ownership of each of the Hovde Investors is as follows:

1.

Eric D. Hovde may be deemed to be the beneficial owner of 1,730,974 shares of Common Stock.

2.

Richard J. Perry, Jr. may be deemed to be the beneficial owner of 1,666,478 shares of Common Stock.

3.

Steven D. Hovde may be deemed to be the beneficial owner of 28,140 shares of Common Stock.

4.

Hovde Capital Advisors LLC may be deemed to be the beneficial owner of 1,643,163 shares of Common Stock.

5.

Financial Institution Partners, L.P. may be deemed to be the beneficial owner of 630,156 shares of Common Stock.

6.

Financial Institution Partners, Ltd. may be deemed to be the beneficial owner of 307,570 shares of Common Stock.

7.

Financial Institution Partners III, L.P. may be deemed to be the beneficial owner of 331,835 shares of Common Stock.

8.

Financial Institution Partners IV, L.P. may be deemed to be the beneficial owner of 72,527 shares of Common Stock.

SCHEDULE B

[GREAT WOLF LETTERHEAD]

Press Release

Contacts:

Great Wolf Resorts, Inc.

For Hovde Capital Advisors LLC

GREAT WOLF RESORTS, INC. AND HOVDE CAPITAL ADVISORS LLC
PARTNERS AGREE TO SETTLE PROXY CONTEST

Madison, Wisconsin, May 12, 2008 — Great Wolf Resorts, Inc. (the “Company”) announced today that the Company and Hovde Capital Advisors LLC (“HCA”) have reached an agreement (the “Agreement”) under which Eric D. Hovde and Richard T. Murray III will be added to the Board of Directors of the Company.  Pursuant to the Agreement, the Company has agreed to include those two individuals as nominees on its slate of director candidates to be nominated by the Board for election at the 2008 annual meetings of stockholders as well as a third nominee reasonably acceptable to HCA.  The 2008 annual meeting of stockholders is currently scheduled for May 28, 2008.  In connection with the Agreement, HCA has agreed to cease its efforts to elect a slate of three nominees to the Board at the 2008 annual meeting.

Randy Churchey, the Company’s interim Chief Executive Officer, said “We are pleased to have reached an agreement with HCA.  Management welcomes the perspectives and insights of our new directors.”

Eric D. Hovde stated, “Our nominees look forward to working with the other directors and management to build and deliver value for all stockholders.”

About Great Wolf Resorts, Inc.

Great Wolf Resorts, Inc.® (NASDAQ: WOLF), Madison, Wis., is North America’s largest family of indoor waterpark resorts, and, through its subsidiaries and affiliates, owns and operates its family resorts under the Great Wolf Lodge® and Blue Harbor Resort™ brands.  Great Wolf Resorts is a fully integrated resort company and owns and/or manages Great Wolf Lodge locations in: Wisconsin Dells, Wis.; Sandusky, Ohio; Traverse City, Mich.; Kansas City, Kan.; Williamsburg, Va.; the Pocono Mountains, Pa.; Niagara Falls, Ontario; Mason, Ohio; Grapevine, Texas; and Grand Mound, Wash.; and Blue Harbor Resort & Conference Center in Sheboygan, Wis. Great Wolf Lodge in Concord, N.C. is currently under construction.

The company’s resorts are family-oriented destination facilities that generally feature 300 – 400 rooms and a large indoor entertainment area measuring 40,000 – 100,000 square feet. The all-suite properties offer a variety of room styles, arcade/game rooms, fitness rooms, themed restaurants, spas, supervised children’s activities and other amenities.  Additional information may be found on the company’s Web site at www.greatwolf.com.

About Hovde Capital Advisors LLC

Hovde Capital Advisors LLC provides specialized investment management services to a series of proprietary long/short equity hedge funds.  Hovde Capital Advisors LLC is registered as an Investment Adviser with the Securities and Exchange Commission.  Since 1994, the firm has invested primarily in publicly traded and closely held companies in the financial services and real-estate related sectors, utilizing the knowledge and experience of its principals and affiliates to identify attractive investment opportunities and strategically position investment portfolios to capitalize on changing market and economic trends in an effort to generate positive returns across various economic and interest rate cycles.

EXHIBIT 1

UNANIMOUS WRITTEN CONSENT OF THE BOARD
APPROVING THIS AGREEMENT AND APPOINTING THE HOVDE INVESTOR NOMINEES

[Following this page]

UNANIMOUS WRITTEN CONSENT OF THE BOARD OF DIRECTORS
OF
GREAT WOLF RESORTS, INC.

The undersigned, being all of the directors of the corporation (the “Company”), do hereby, pursuant to Section 141(f) of the General Corporation Law of Delaware, take the following actions:

1.

Agreement with Hovde Capital Advisors.

WHEREAS, Hovde Capital Advisors has initiated a Proxy contest with the Company and has proposed three nominees to the Company’s Board of Directors to be elected at the 2008 Annual Meeting of Shareholders (the “2008 Annual Meeting”);

WHEREAS, the Company has reviewed the Proxy Statement and other materials filed by Hovde Capital Advisors; and

WHEREAS, the Company believes it is in the best interests of the Company to reach an agreement with Hovde Capital Advisors to nominate two of Hovde Capital Advisors’ nominees to the Board.

RESOLVED, that the agreement between the Company and Hovde Capital Advisors, et al. in the form attached to this Consent (the “Hovde Agreement”) is hereby approved and adopted.

FURTHER RESOLVED, that the proper officers of the Company be, and they are hereby, authorized and directed to execute the Hovde Agreement and take whatever further action is required to give full force and effect to the foregoing resolution.

2.

Amendment of Bylaws.

WHEREAS, in connection with execution of the Hovde Agreement, the Company has agreed to amend its Bylaws to provide that the number of directors of the Company shall be nine (9).

RESOLVED, that pursuant to Article III, Section 2(a) of the Company’s Bylaws, the Board of Directors does hereby fix the number of directors of the Company at nine (9).

3.

Acceptance of Nominating Committee’s Recommendations.

RESOLVED, that the Board hereby accepts the Nominating Committee’s recommendation to nominate Beth May as a director to be elected at the 2008 Annual Meeting to fill the seat being vacated by John Emery.

FURTHER RESOLVED that in connection with the Hovde Agreement, the Board has reviewed and accepts the Nominating Committee’s evaluation and recommendation to nominate Eric D. Hovde and Richard T. Murray to the Board of Directors to be elected at the 2008 Annual Meeting.

FURTHER RESOLVED, that, in addition to Beth May and Messrs. Hovde and Murray, the Board of Directors hereby nominates Joseph V. Vittoria, Elan Blutinger, Randy L. Churchey, Michael M. Knetter, Edward H. Rensi and Howard A. Silver as directors of the Company to be elected at the 2008 Annual Meeting.

4.

Change of Date of Annual Meeting.

RESOLVED, that the Board of Directors hereby designates May 28, 2008, as the date of the 2008 Annual Meeting.  Such meeting will be held at 10:00 a.m. Central time at 122 West Washington Avenue, Madison, Wisconsin 53703.

Dated May 9, 2008.

/s/ Randy L. Churchey
Randy L. Churchey

/s/ Joseph V. Vittoria
Joseph V. Vittoria

/s/ Howard A. Silver
Howard A. Silver

/s/ Edward H. Rensi
Edward H. Rensi

/s/ Michael M. Knetter
Michael M. Knetter

/s/ Elan Blutinger
Elan Blutinger